                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                            Ergo Science Corporation
   --------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29481E-10-6
          -----------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 559-1000
   --------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 30, 2000
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Exhibit Because of ss.ss.240.13d-1(e), 240.13d-1(f) oR 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------                                 ---------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   1     OF   13  PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Court Square Capital Limited ("Court Square")

--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|
--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY              3,279,910

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          3,279,910
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,279,910
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9%
------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------------                                 ---------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   2     OF   13  PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citicorp Venture Capital, Ltd.
--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|
--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            0
    OWNED BY

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------------                                 --------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   3     OF   13   PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citicorp Banking Corporation
--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|

--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            3,279,910**
    OWNED BY

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          3,279,910**
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,279,910**
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9%
------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         HC, CO
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Court Square.


------------------------------                                 --------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   4     OF   13   PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citibank, N.A.

--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|

--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          National Banking Association
------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            0
    OWNED BY

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         BK
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------------                                 ---------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   5     OF   13  PAGES
         ------------                                               -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citicorp

--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|

--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            3,279,910**
    OWNED BY

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          3,279,910**
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,279,910**
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.9%

------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Court Square.


------------------------------                                 ---------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   6     OF   13  PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citigroup Holdings Company
--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|

--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            3,279,910**
    OWNED BY

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          3,279,910**
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,279,910**
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9%

------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Court Square.


------------------------------                                 --------------------------
CUSIP NO. 29481E-10-6                   SCHEDULE 13D           PAGE   7     OF   13   PAGES
         -------------                                              -------    ------
--------- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citigroup Inc. ("Citigroup")
--------- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
          (a) |_|
          (b) X
--------- --------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------- --------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                     |_|
--------- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER

                          0
                  ------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  BENEFICIALLY            3,282,910**
    OWNED BY

                  ------------------------------------------------------------------------
 EACH REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON               0

                  ------------------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          3,282,910**
------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,282,910**
------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23%
------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 3,279,910 shares directly beneficially owned by Court Square and 3,000 shares directly beneficially owned by other subsidiaries of Citigroup.

                                  SCHEDULE 13D

    Item 1. SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Ergo Science Corporation, a Delaware corporation (the "Company").

            The principal executive offices of the Company are located at 43 High Street, North Andover, Massachusetts 01845.

    Item 2. IDENTITY AND BACKGROUND.

            (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13d-(1)(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), by virtue of its prior direct beneficial ownership of Common Stock, (iii) Citicorp Banking Corporation, a Delaware corporation ("Citicorp Banking"), by virtue of its ownership of all of the outstanding common stock of Court Square, (iv) Citibank, N.A., a national banking association ("Citibank"), by virtue of its ownership of all of the outstanding common stock of CVC, (v) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citicorp Banking and Citibank, (vi) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (vii) Citigroup Inc., a Delaware corporation, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (each, a "Reporting Person" and collectively, the "Reporting Persons").

            Attached as Exhibit B is information concerning each executive officer and director of each of Court Square and Citigroup, which is ultimately in control of Court Square. Exhibit B is incorporated into and made a part of this Statement on Schedule 13D.

            (b) The address of the principal business and principal office of each of Court Square, CVC, Citibank and Citicorp is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 19720.The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the principal business and principal office of Citigroup is 153 East 53rd Street, New York, New York 10043.

            (c) Court Square's principal business is to make equity investments on behalf of Citigroup. CVC's principal business is investing in leveraged buy-outs. Citibank is engaged in the business of banking. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

            (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Citibank is a national banking association. CVC is a New York corporation. Each of Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Exhibit B, to the knowledge of each Reporting Person, each executive officer and director named in Exhibit B to this Statement on
    Schedule 13D are citizens of the United States.

    Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On September 10, 1992 CVC purchased a convertible note with a face value of $2,350,000 and a coupon rate of six percent (the "Convertible Note") from the Company for $2,350,000. On October 12, 1993 CVC purchased the following securities from the Company: 12,591 shares of the Company's Class B convertible preferred stock (the "Class B Shares") for $6,038,139.96; 1,566 shares of the Company's Class 1 common shares (the "Class 1 Shares") for $399,157.74; and 4,755 shares of the Company's Class 2 common shares (the "Class 2 Shares") for $1,212,001.95. On September 6, 1995 CVC purchased a note with a face value of $1,552,892 (the "1995 Note") from the Company for $1,552,892. Through and including December 19, 1995, CVC was entitled to $179,940.56 in accrued interest and accrued dividends from the Convertible Note, the Class B Shares, the Class 1 Shares, the Class 2 Shares and the 1995 Note (collectively, "Accrued Interest and Dividends"). In connection with the Company's initial public offering of Common Stock in December, 1995, CVC exchanged the Convertible Note, the Class B Shares, the Class 1 Shares, the Class 2 Shares, the 1995 Note and the Accrued Interest and Dividends for 1,678,910 shares of the Company's Common Stock.

            Pursuant to the terms of a stock purchase agreement dated as of August 30, 2000 by and between CVC and Court Square (the "Citigroup Stock Transfer Agreement"), Court Square agreed to purchase 1,678,910 shares of Common Stock from CVC for a total purchase price of $2,686,256. The source of funds for the acquisition was the working capital of Court Square. The Citigroup Stock Transfer Agreement is attached as Exhibit C, which is incorporated into and made a part of this Statement on Schedule 13D.

            As of August 30, 2000, Court Square, Hunt Financial Corporation ("Hunt") and Steuben Investment Company L.P. ("Steuben") entered into a stock purchase agreement (the "Hunt/Steuben Stock Purchase Agreement") pursuant to which Court Square agreed to purchase 1,533,318 shares of Common Stock from Hunt for a total purchase price of $2,453,308.80 and 67,682 shares of Common Stock from Steuben for a total purchase price of $108,291.20. The source of funds for the acquisition of Common Stock from Hunt and Steuben was the working capital of Court Square. The Hunt/Steuben Stock Purchase Agreement is attached as Exhibit D, which is incorporated into and made a part of this Statement on Schedule 13D.

            Except for the shares of Common Stock directly beneficially owned by Court Square, all interests, direct and indirect, in the Common Stock reported in this Schedule 13D were acquired by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers.

    Item 4. PURPOSE OF TRANSACTION.

            Court Square purchased the shares of Common Stock from CVC, Hunt and Steuben for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Court Square may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company, including, but not limited to, to certain officers, employees or affiliates of Court Square. Court Square may transfer some of the shares of Common Stock reported herein to certain of its officers and employees. An employee of Court Square is a member of the Company's board of directors.

            Except as described in this Statement on Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit B to this Statement on Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
    (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

    Item 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date of this filing, Court Square directly beneficially owns 3,279,910 shares of Common Stock, or 22.9% of all shares of Common Stock outstanding.

            (b) Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 3,279,910 shares of Common Stock directly beneficially owned by Court Square by virtue of, and this form is being filed by Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup solely because of, Citicorp Banking's 100% ownership interest in Court Square, Citicorp's 100% ownership interest in Citicorp Banking, Citigroup Holdings'100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings. Citigroup may be deemed to share the voting and dispositive power of the 3,000 shares of Common Stock directly beneficially owned by certain subsidiaries of Citigroup.

            (c) Except as described in Item 3, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit B to the Statement on Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).

            (d) No person other than Court Square has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock directly beneficially owned by Court Square.

            (e) As of August 30, 2000 CVC and Citibank ceased to be the owners of more than five percent of the Common Stock when Court Square agreed to purchase 1,678,910 shares of Common Stock from CVC. See the Citigroup Stock Transfer Agreement attached as Exhibit C to this Statement on Schedule 13D, which is incorporated into and made a part of this Statement on Schedule 13D. As of the date of the filing of this Statement on Schedule 13D, neither CVC nor Citibank has sole or shared voting or dispositive power over any shares of Common Stock.

    Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUES.

            Except as set forth in Items 3, 4 and 6, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons an any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

    Item 7. MATERIAL TO BE FILED AS EXHIBITS.

            EXHIBIT                    DESCRIPTION

            Exhibit A   Joint Filing Agreement by and among Court Square
                        Capital Limited, Citicorp Venture Capital, Ltd.,
                        Citicorp Banking Corporation, Citibank, N.A.,
                        Citicorp, Citigroup Holdings Company and
                        Citigroup Inc.

            Exhibit B   Executive Officers and Directors of each of Court
                        Square Capital Limited and Citigroup Inc.

            Exhibit C   Stock Purchase Agreement, dated as of August 30,
                        2000, by and between Citicorp Venture Capital,
                        Ltd. and Court Square Capital Limited.

            Exhibit D   Stock Purchase Agreement, dated as of August 30,
                        2000, by and among Court Square Capital Limited,
                        Hunt Financial Corporation and Steuben
                        Investment Company L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:        September 8, 2000

    COURT SQUARE CAPITAL LIMITED

    By:  /s/ Anthony P. Mirra
         ------------------------
    Name:  Anthony P. Mirra
    Title: Vice President and
           Assistant Secretary

    CITICORP VENTURE CAPITAL, LTD.

    By:  /s/ Anthony P. Mirra
         ------------------------
    Name:  Anthony P. Mirra
    Title: Vice President and
           Assistant Secretary

    CITICORP BANKING CORPORATION

    By:  /s/ William Wolf
         ------------------------
    Name:  William Wolf
    Title: Senior Vice President

    CITIBANK, N.A.

    By:  /s/ Joseph B. Wollard
         ------------------------
    Name:  Joseph B. Wollard
    Title: Assistant Secretary

    CITICORP

    By:  /s/ Joseph B. Wollard
         ------------------------
    Name:  Joseph B. Wollard
    Title: Assistant Secretary

    CITIGROUP HOLDINGS COMPANY

    By:  /s/ Kenneth Cohen
         ------------------------
    Name:  Kenneth Cohen
    Title: Assistant Secretary

    CITIGROUP INC.

    By:  /s/ Joseph B. Wollard
         ------------------------
    Name:  Joseph B. Wollard
    Title: Assistant Secretary